December 22, 2011

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hanmi Financial Corporation

From 10-K for the fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-Q for the quarter ended June 30, 2011

Filed August 9, 2011

File No. 000-30421

Dear Mr. Pande:

This letter sets forth the responses of Hani Financial Corporation (the “Company”) to the comments received from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in a letter dated September 23, 2011 relating to the above referenced filings.

Set forth below are the comments contained in the Staff’s letter followed by the response of the Company. For purposes of identification, the Staff’s comments are presented in boldface italics.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 66

1.	We note that you include loans held for sale in several balances (i.e., total loans, non-performing loans, non-performing assets, etc.) when calculating credit quality ratios. Given the fact that loans held for sale are reported at lower of cost or fair value and do not have any related allowance for loan losses and given the fact that charge-offs are not recorded through the allowance or the provisions, please revise future filings to present your asset quality ratios excluding loans held for sale.

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will exclude loans held for sale from calculating credit quality ratios. To the extent that the amounts related to loans held for sale for relevant categories are material, we will disclose such information in our future filings.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Non-Performing Assets, page 69

2.	In order to provide more transparent disclosure surrounding your non-performing loans and any associated net charge-offs and / or specific allowance, please provide us with, and revise future filings to include the following information:

•	A discussion addressing whether your non-performing loans, net charge-offs and / or specific allowance relate to a few large credit relationships, several small credit relationships or both; and

•	If a few large credit relationships make up a significant portion of your non-performing loans, net charge-offs and / or specific allowance a discussion of those relationships in detail, including:

•	The amount of total credit exposure outstanding as of each balance sheet date;

•	General information about the borrower;

•	The type of collateral securing the loan;

•	Loan origination date, amount and classification;

•	Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification, provision for loan losses and / or charge-off;

•	The amount of the allowance allocated to the credit relationship and / or amount of the charge-off associated with the credit relationship as of each balance sheet date;

•

The dates of recent appraisals associated with the credit relationship, if applicable, including a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining the loan loss provision amounts, partial and / or full charge-offs;

•	Why management believes the allowance for loan losses associated with these particular credit relationships is appropriate to provide for losses that have been incurred; and

•	Any other pertinent information deemed necessary to understand your review of and related accounting for these loans.

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our non-performing loans and any associated net charge-offs and/ or specific allowance.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

During the year ended December 31, 2010, no individual charge-off exceeded 5% of total charge offs.

At December 31, 2010, no individual loan had a specific allowance that exceeded 10% of the specific allowance of $29.4 million.

At December 31, 2010, our non-performing loans consisted of two large credit relationships, which accounted for 20% of our total non-performing loans, and several small credit relationships.

A commercial real estate loan secured by land was classified as non-performing with a carrying amount of $25.73 million as of December 31, 2010. The loan was originated in March 2006 to finance construction of a real estate project in San Jose, California. Due to the slow-down of the economy, the planned development was delayed, and the value of the collateral deteriorated. The loan was impaired in March 2009 without a specific allowance as the appraised value of the collateral was sufficient to cover the contractual amount due. Subsequently, $2.67 million was charged off in the fourth quarter of 2010 based on the most recent appraisal value of the collateral at $25.65 million. As of December 31, 2010, the Bank has a specific allowance of $ 75 thousand for this impaired loan.

A construction loan secured by an apartment building was classified as non-performing with a carrying value of $7.18 million as of December 31, 2010. The loan was originated in April 29, 2005 to finance the construction of low income senior housing units in the city of Los Angeles. At maturity of the original loan agreement, the project was 55% complete. Eventually, the equity investor halted its funding of the project. Since then, the project was in litigation with the former general contractor and forced into involuntary bankruptcy. The loan was classified as impaired in September 2007 and a specific reserve of $4.86 million was established based upon a current appraisal. Subsequently, $4.86 million was charged off in November 2008 and $4.55 million was charged off in December 2009 based on the current appraisal value of $7.65 million. As of December 31, 2010, the Bank does not have a specific allowance for this impaired loan as the most recent appraisal value of the collateral is $21.6 million.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

3.	We note your disclosure on page 71 that in light of declining property values in the current economic recession affecting real estate markets, the Bank continued to obtain current appraisals and factor in adequate market discounts on the collateral to compensate for noncurrent appraisals. Please provide us with the following, and revise future filings to disclose:

•

The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment along with your definition of “current”. For example, clarify if you have a specific time period (e.g., 3 months, 6 months, 1 year) during which you believe that the information contained in the original appraisal is reflective of current market conditions; and

•

The approximate amount of percentage of impaired loans for which current appraisals were not available along with a more robust discussion regarding the discounts you apply to non-current appraisals. In this regard, please address whether and if so, how you perform your own analysis of market comparables based on more recent data and how this factored into your valuation.

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our impairment analysis.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

In measuring impairment for real estate related impaired loans, we continued to obtain appraisals to value such collateral. For impaired loans which has an appraisal 6 months or older from the reporting date, we will reevaluate whether such valuation is reflective of current market conditions. As of December 31, 2010, approximately 78% of impaired loans were analyzed using an appraisal that was less than six months old.

For those loans where a current appraisal was not available, the Bank considers whether a discount to the appraised value was needed to reflect current market conditions. In calculating the discount to the appraised value, the Bank would consider the location of the collateral, the property type, the property’s market condition, and any third party comparable sales. The aggregate average reduction applied to these impaired loans was 14%, although each property is separately considered and percentage reductions ranged from 7% to 35%.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items, page 73

4.	We note your disclosure that in determining if a loan should be charged-off, all possible sources of repayment are analyzed, including the potential for future cash flow from income or liquidation of other assets, the value of any collateral, and the strength of co-makers or guarantors. Please tell us, and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories, such as commercial loans or any other applicable loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•

In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•

Quantify the dollar amount of commercial loans, or other applicable loans, in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

•

When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response

We have no loans that the maturity date of the loan has been extended for which the Bank has not considered the loans to be impaired due to the existence of guarantees. However, if such circumstance arises in future, we will fully disclose in our future filing as recommended herein.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Regulatory Matters and Going Concern Consideration, page 100

5.	We note your disclosure describing your Written Agreement with the Federal Reserve Bank of San Francisco and the Final Order with the California Department of Financial Institutions. In order to provide further transparency as it relates to these regulatory matters, especially in light of the fact that your financial statements were prepared on a going concern basis, please consider revising future filings to include one all-encompassing discussion or table summarizing the material requirements of these Agreements. Your disclosure should address any actions you have taken or plan to take to comply with each significant provision and the current status of your compliance with the respective provisions. Please ensure that your disclosure addresses any changes to your allowance for loan loss methodology or any other methodologies, the quantified impact of any such changes and how your actions will impact future financial results and trends including credit quality trends.

Response

Please see the table attached to this letter as Exhibit I describing actions the Bank has taken to comply with each significant provision and the current status of our compliance with the respective provisions of our Written Agreement with the Federal Reserve Bank of San Francisco and the Final Order with the California Department of Financial Institutions.

In future filing, beginning with our annual report on Form 10-K for the year ended December 31, 2011, we will include one all-encompassing discussion summarizing the material requirements of these Agreements. Our disclosure will address any actions we have taken or plan to take to comply with each significant provision and the current status of our compliance with the respective provisions. We will make sure that our disclosure addresses any changes to our allowance for loan loss methodology or any other methodologies, the quantified impact of any such changes and how our actions will impact future financial results and trends including credit quality trends.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Note 2 – Summary of Significant Accounting Policies

Allowance for Loan Losses, page 108

6.	We note your disclosure that during the first quarter of 2010, to enhance reserve calculations to better reflect the Bank’s current loss profile, the two loan pools of commercial real estate and commercial term – T/D were subdivided according to the 21 collateral codes used by the Bank to identify commercial property types. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether any of these identified collateral coded loans should be classified as a separate class of financing receivable for purposes of providing the disclosures required by ASU 2010-20. In this regard, we note that your current disclosure includes a class titled “Commercial Property – Other”, which represents approximately 38.5% of the real estate loan segment and 14.7% of total gross loans at December 31, 2010 for which it may be beneficial to users of your financial statements to have further disaggregation.

The Bank considered the guidance in ASC 310.10.55-16 through 18 by first identifying portfolio segments per ASC 310.10.55-18 as real estate, commercial and industrial and consumer. Further the Bank believes the information needed by a user to understand the risk inherent in the portfolio required further disaggregation by class. This disaggregation was accomplished by disaggregating real estate into property type (retail, land, other, construction and residential property). Commercial and Industrial loans were disaggregated into term (real estate secured and unsecured), commercial lines of credit, SBA and international. Finally, consumer loans were presented at the segment level.

Commercial property loans in real estate loans, which consist mostly of loans to non-owner occupied investment properties, and commercial term loans secured by real estate (“commercial term – T/D”) in commercial and industrial loans, which are loans to owner-occupied business property, accounted for 33% and 41% of the total gross loans at December 31, 2010, respectably. During the quarter ended March 31, 2010, to enhance reserve calculations to better reflect the Bank’s current loss profile, the above mentioned two loan pools were subdivided into the 21 collateral codes used by the Bank to identify underlying collateral by the industry sector, such as apartment, auto, car wash, casino, church, condominium, gas station, golf course, industrial, land, manufacturing, medical, mixed use, motel, office, retail, school, supermarket, warehouse, wholesale, and others.

A class of financial receivable titled “Commercial Property – Other” represents the total commercial property loans excluding retail sector, the single largest business sector among 21 collateral codes or 50% of commercial property loans, and land loans, which has different credit risk characteristic from the rest of other collateral codes, under the guidance of ASC 310-10-55-17 (a) and (c). No other individual class of the remaining sector included in “Commercial Property—Other” made up more than 4% of the total gross loans at December 31, 2010.

In future filing, beginning with our annual report on Form 10-K for the year ended December 31, 2011, we will consider to address additional disclosure regarding a separate class of financing receivables for purposes of providing the disclosure required by ASU 2010-20, if necessary.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

7.	Please provide us with, and revise future filings to include, an enhanced description of the commercial loans included in the real estate segment and the commercial term loans secured by real estate included in the commercial and industrial segment comparing and contrasting the different risk characteristics of these two classes of financing receivables.

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our allowance for loan losses.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

Commercial Property loans included in the real estate segment consists mostly of loans to non-owner occupied investment properties. Commercial Term loans Secured by Real Estate (“commercial term-T/D”) included in the commercial and industrial segment are loans collateralized by owner occupied business property. The two loan pools have similar risk characteristics associated with underlying real estate property including segment collateral type, but different risk characteristics associated with the industry sector where the borrower operates. Commercial Property loans are mostly dependent on rental income from non-owner occupied or investor properties. However, commercial term-T/Ds are mostly loans secured by owner-occupied business property which are largely subject to changes in business cash flow as well as general real estate market condition.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

8.	Please expand your discussion of how you consider historical loss information when collectively evaluating loans for impairment to include disclosure similar to that provided on page 73 addressing the specific historical periods considered in your analysis. Identify any changes to these look-back periods or any other changes to your allowance methodology that were implemented during the periods presented in your Consolidated Statement of Operations and, if material, the impact of any such refinements in your methodology on your allowance for loan losses. In the event you have made any adjustments to actual historical losses, discuss the adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for such adjustments.

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our allowance for loan losses.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, we would have added the following paragraph to our significant accounting policy on the Allowance for loans loan losses:

Risk factor calculations were previously based on 12-quarters of historic loss analysis with 1.5 to 1 weighting given to the most recent six quarters. In the first quarter of 2010, the historic loss window was reduced to eight quarters with 1.5 to 1 weighting given to the most recent four quarters. The shorter window places greater emphasis on losses taken by the Bank recently within the past year, as recent loss history is more relevant to the Bank’s risks given the rapid changes to asset quality within the current economic conditions. The Bank’s implementation made in our risk factor calculation regarding change in look-back periods for historical loss data did not have a significant impact on our financial condition or results of operations.

As homogenous loans are bulk graded, the risk grade is not factored into the historical loss analysis; however, as with risk-rated loans, risk factor calculations are based on 8-quarters of historic loss analysis with 1.5 to 1 weighting given to the most recent four quarters.

The Bank has not made any adjustments to their actual historical losses other than those mentioned above and in our filings. The Bank continues to adjust their qualitative reserves factors as discussed on page 75 of our Form 10-K if needed on a quarterly basis. If such adjustments are material, then the Bank will disclose the impact of such adjustment.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

9.	Please tell us, and revise future filings to discuss in detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a certain number of days past due). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our policy for charging off uncollectible financing receivables by loan portfolio segment.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

In general, the Bank will charge off a loan and declare a loss when its collectability is questionable and that the Bank can no longer justify presenting the loan as an asset on its balance sheet. To determine if a loan should be charged off, all possible sources of repayment are analyzed, including the potential for future cash flow from income or liquidation of other assets, the value of any collateral, and the strength of co makers or guarantors. When these sources do not provide a reasonable probability that principal can be collected in full, the Bank will fully or partially charge off the loan.

For a real estate loan, including commercial term loans secured by collateral, any impaired portion is considered as loss, if the loan is more than 90 days past due. Any deficiency where the fair value of collateral is less than the loan balance and the borrower has no other assets or income to support repayment, the amount of the deficiency is considered as loss and charged off.

For a commercial and industrial loan other than those secured by real estate, if the borrower is in the process of a bankruptcy filing in which the Bank is an unsecured creditor or deemed virtually unsecured by lack of collateral equity or lien position and the borrower has no realizable equity in assets and prospects for recovery are negligible, the loan is considered as loss and charged off. Additionally, a commercial and industrial unsecured loan that is more than 120 days past due is considered as loss and charged off.

An unsecured consumer loan where a borrower files for bankruptcy, the loan is considered as loss within 60 days of receipt of notification of filing from the bankruptcy court. Other consumer loans are considered as loss if they are more than 90 days past due. Other events such as bankruptcy, fraud, or death, resulting charge offs being recorded in an earlier period.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

10.	Please tell us, and revise future filings to discuss, the specific factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our policy for evaluation on loan impairment.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

Impaired Loans

Loans are identified and classified as impaired when it is probable that not all amounts, including principal and interest, will be collected in accordance with the contractual terms of the loan agreement. The Bank will considered the following loans as impaired; non-accrual loans or loans where principal or interest payments have been contractually past due for 90 days or more, unless the loan is both well-collateralized and in the process of collection; loans classified as Troubled Debt Restructuring (“TDR”) loans, or any loan classified as Substandard that the amount is over 5% of the Bank’s Tier 1 Capital.

The Bank considers whether the borrower is experiencing problems such as operating losses, marginal working capital, inadequate cash flow or business deterioration in realizable value. The Bank also considers the financial condition of a borrower who is in industries or countries experiencing economic or political instability.

11.	Please tell us, and revise future filings to disclose, your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our policy for recognizing interest income on impaired loans and how cash receipts are recorded.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

When a loan is considered impaired, any future cash receipts on such loans will be treated as either interest income or return of principal depending upon management’s opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

12.	Please tell us, and revise future filings to disclose, the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19. Also, tell us, and revise future filings to disclose, the amount of interest income recognized using a cash-basis method. Refer to ASC 310-10-50-15(c) (3).

Response

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2011, will include expanded disclosure to provide more transparent information surrounding our policy for recognizing interest income on impaired loans and how cash receipts are recorded.

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2010, it would have been as follows:

We evaluate loan impairment in accordance with applicable GAAP. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent, less costs to sell. If the measure of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the allowance for loan losses or, alternatively, a specific allocation will be established. Additionally, impaired loans are specifically excluded from the quarterly migration analysis when determining the amount of the allowance for loan losses required for the period.

For impaired loans where the impairment amount is measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, any impairment that represents the change in present value attributable to the passage of time is recognized as bad-debt expense.

The amount of interest income recognized on impaired loans using a cash basis method was disclosed in Note 5 – Loans on page 138 of our Form 10-K.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Note 5 – Loans

Troubled Debt Restructured Loans, page 141

13.	Your disclosure on page 30 of the June 30, 2011 Form 10-Q and page 73 of the December 31, 2010 Form 10-K states that you have restructured monthly payments on 715 loans with a net carrying value of $586.8 million since January 1, 2009 primarily through temporary payment structure modifications ranging from changing the amount of principal and interest due monthly to allowing for interest only due monthly payments for six months or less. We also note your disclosure that troubled debt restructurings, excluding loans held for sale, totaled only $76.0 million and $72.2 million at June 30, 2011 and December 31, 2010, respectively, all of which were temporary interest rate reductions. In order for us to better understand your accounting and related disclosures for these loan modifications, please provide us with the following:

•

Quantify the amount of restructured loans by loan class and provide a more a granular discussion of the types of concessions you have made including the key features of these modification programs, significant terms modified and the typical length of each of the modified terms;

Amount in ‘000	For the year ended December 31, 2009		For the year ended December 31, 2010		For the six months ended June 30, 2011
Loan Class	# of Loans	Amount	# of Loans	Amount	# of Loans	Amount
Commercial Line of Credit	4	300	5	717	0	0
Commercial Real Estate	30	70,419	23	96,228	11	21,198
Commercial Term-Secured	71	134,165	49	85,535	26	43,589
Commercial Term-Unsecured	171	38,599	164	36,999	38	7,852
International	3	148	0	258	0	0
Residential Mortgage	4	1,480	1	0	3	1,609
SBA	68	35,935	30	8,628	14	3,140

Total	351	281,046	272	228,364	92	77,390

(Grand total: $586,800 Grand count: 715)

The types of modification granted to borrowers include temporary reduction of monthly principal and interest payments, temporary modification from monthly principal and interest to monthly interest payment only, a reduction of principal or accrued interest, a reduction in stated interest rate, an extension of the maturity date, or combination of items listed above. The majority of the loan modifications that we enter into relate to temporary payment structure modifications where the monthly principal and interest payment is reduced or modified to an interest payment only. The terms of these modifications are usually three to six months. After that term expires, the monthly payment reverts back to the original principal and interest payment in the loan agreement.

•	Tell us in detail how you determine whether a modification of a loan meets the definition of a troubled debt restructuring for purposes of disclosure in accordance with ASC 310-10-50-33 and 34;

When evaluating whether a loan modification constitutes a troubled debt restructuring, the Bank assesses the following two criteria:

•	Whether the borrower is experiencing financial difficulties, and

•	Whether the Bank has granted a concession to the debtor.

In order for the Bank to consider the loan modification a troubled debt restructuring each of these criteria must be met.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

In determining whether the borrower is experiencing financial difficulty, the Bank considers the following indicators;

•	debtor is in default on one or more debts

•	debtor is in (or in the process of filing) bankruptcy

•	debtor’s securities have been delisted

•	there is going concern issues existed

•	projected cash flows are insufficient to service debt according to the terms of the debt service agreement

•	absent the modification, debtor is unable to borrow funds at market interest rates from other creditors.

In determining whether a concession has been granted to the borrower, the Bank takes into consideration the following indicators;

•	Significance of the modification to the original terms of the agreements and the impact on the original cash flow on the contractual agreement

•	Whether additional collateral obtained as a result of the modification

•	The borrower access to funds at a market rate for debt with similar risk characteristics as the restructured debt.

•	Modification of the interest rate for a period of time

•	Frequency of modification

•	Original contractual maturity

•	Original expected duration of the agreement.

Prior to the adoption of ASU 2011-02, the Bank also considered whether the effective borrowing rate on the note was less than the original agreement.

Any modified loan for which the Bank has determined that the respective borrower is experiencing financial difficulty and a concession has been granted to the borrower, would be classified as TDR and be included in disclosure in accordance with ASC 310-10-50-33 and 34.

•	Describe in detail why the amount of restructured loans is so much larger than the amount of loans disclosed as troubled debt restructurings at both June 30, 2011 and December 31, 2010;

Since January 1, 2009, the Bank modified approximately 715 loans with a net carrying value of $587 million as of June 30, 2011. All 715 loan modifications were credit related modifications granted to borrowers who were experiencing financial difficulties. A majority of these modifications were payment deferrals from three to six months which were not considered troubled debt restructuring as there was not a concession granted to the borrowers under the Bank’s troubled debt restructurings policy. Further, non-credit related modifications granted to borrowers since January 1, 2009 were minimal and included a change in interest rate or other payment terms primarily for maintaining client relationships.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Additionally, whenever there was a modification to a loan, whether it is newly modified or an extension of the existing modification, the Bank considered each modification as a separate transaction and disclosed the cumulative information. Due to the relatively short term nature of the modification periods that we grant to our borrowers, some of loans where a modification was granted could have two modifications over the periods disclosed. If we eliminated the loans modified more than one time, the total modified loans would have been 427 loans with net carrying value of $336 million as of June 30, 2011.

In connection with our assessment of whether a loan modification meets the criteria of a troubled debt restructuring, the Bank considers the number of modifications that have been granted to the borrower and whether the total impact of all modifications constituents a concession granted to the borrower.

Another reason for the large difference between the balance of restructured loans and troubled debt restructured loans is that over the past two years, the Bank has reduced their less quality assets through paydowns and note sales. During the last 30 months, a total of 56 modified loans with net carrying value of $96 million were either sold or held for sale as of June 30, 2011.

At June 30, 2011, the Bank had 371 modified loans with net carrying value of $240 million. Among these loans, 76 loans with a net carrying value of $76 million, were classified as TDR loans, meeting all the criteria under ASC 310-10-50-33 and 34. These loans were classified as troubled debt restructured loans as they either involved an interest rate concession or a forgiveness of debt or accrued interest.

•

Quantify the amount of temporary payment structure modifications since January 1, 2009 that were less than or equal to six months identifying those that were credit related and non-credit related. For the credit related modifications, identify the amounts that were individually evaluated for impairment under ASC 310-10 and the amount of impairment. Please identify the amount of loans still outstanding at June 30, 2011 that have not been individually evaluated for impairment under ASC 310-10;

Temporary payment structure modifications granted since January 1, 2009 for a term that was less than or equal to six months were all credit related modifications totaled 286 loans with a net carrying value of $ 212 million as of June 30, 2011. Out of the $212 million, $132 million were either TDR or non-accrual loans and were individually evaluated for impairment under ASC 310-10 with a specific allowance of $15 million. The remaining loans with a balance of $80 million were not considered TDR or non-accrual loans, and therefore have not been individually evaluated for impairment.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

•

Tell us whether you have any loan modifications that were not considered TDRs due to your determination that the delay in payment is insignificant and therefore not a concession. If so, please quantify the amount of such loan modifications and tell us in detail the key factors you considered to support your conclusion;

Prior to the adoption of ASU 2011-02 on July 1, 2011, there were no loan modifications that were not considered TDRs solely due to an insignificant delay in payment. The Bank’s TDR policy above outlines the factors considered when assessing whether a modification was a TDR.

•	For credit related modifications of six months or less, please tell us if you assess whether the collateral value is sufficient to cover the contractual amount due;

Prior to granting any loan modification of six months or less to the borrower, the Bank will assess whether the borrower has the capability to service such debt. Such analysis includes whether the collateral value is sufficient to cover the contractual amount due, if the value of the collateral is insufficient to cover the contractual amount due then the Bank typically will not modify the loan.

•	For credit related modifications of six months or less, please tell us if you assess whether the restructured payments are sufficient to cover the contractual amount due; and

Prior to granting any loan modification of six months or less to the borrower, the Bank will assess whether the borrower has the capability to service such debt. Such analysis includes whether the borrower has the capability to service the debt based on the modified terms as well as the original contractual terms. If the borrower is unable to service the debt at the modified terms or the contractual terms then the Bank will not modify the loan. Additionally, the Bank determines that the restructured payments are sufficient to cover the contractual amounts due.

•

Please tell us if you currently have controls and procedures in place to evaluate all term extensions considering the guidance in ASC 310-40-15-17 which became effective for you July 1, 2011, retroactive to restructurings occurring on or after January 1, 2011.

We currently have controls and procedures in place to evaluate all term extensions considering the guidance in ASC 310-40-15-17 which became effective for you July 1, 2011, retroactive to restructurings occurring on or after January 1, 2011.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

In connection with the response to your comments, we instructed all our personnel, who are responsible for the accuracy and adequacy of the disclosure in the filing, in full compliance with the recommendations made by your office and to reflect in our future filings. The Company’s goal is to ensure that our filings include all necessary and relevant information required under the Securities Exchange Act of 1934 that will enable investors to make informed investment decisions.

This is to confirm that the Company acknowledges the following that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or further comment, please contact me at 213-368-3200.

Thank you for your review and recommendations.

Sincerely yours,

Lonny D. Robinson

Executive Vice President and

Chief Financial Officer

Hanmi Financial Corporation

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

Exhibit I

– Final Order with the California Department of Financial Institutions (“DFI”) – Written Agreement with the Federal Reserve Bank of San Francisco (“FRB”)

Issuing Agent	Provision	Action Taken

DFI (Final Order) & FRB (Written Agreement)	Strengthening Board oversight of the management and operation of the Bank.	We believe that we have appropriate procedures and controls in place as of filing date.

DFI & FRB	Strengthening credit risk management practices.	We believe that we have appropriate procedures and controls in place as of filing date.

DFI & FRB	Improving credit administration policies and procedures.	We believe that we have appropriate procedures and controls in place as of filing date.

DFI & FRB	Improving the Bank’s position with respect to problem assets.	We believe that we have appropriate procedures and controls in place as of filing date.

DFI & FRB	Maintaining adequate reserves for loan and lease losses.	We believe that we are substantially in compliance with the provision.

DFI & FRB	Improving the capital position of the Bank and, with respect to the Agreement, of Hanmi Financial Corporation.	We believe that we have appropriate procedures and controls in place as of filing date.

DFI & FRB	Improving the Bank’s earnings through a strategic plan and a budget for 2010.	We believe that we are substantially in compliance with the provision.

DFI & FRB	Improving the Bank’s liquidity position, funds management practices, and contingency funding plan.	We believe that we have appropriate procedures and controls in place as of filing date.

DFI & FRB	Place restrictions on the Bank’s lending to borrowers who have adversely classified loans with the Bank.	No loan has been made to any borrower who has adversely classified loans with the Bank. We believe that we are substantially in compliance with the provision.

DFI & FRB	The Bank to charge off or collect certain problem loans.	We believe that we are substantially in compliance with the provision.

DFI & FRB	Review and revise its methodology for calculating allowance for loan and lease losses consistent with relevant supervisory guidance.	We believe that we have appropriate procedures and controls in place as of filing date.

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

DFI & FRB	Prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and Hanmi Financial and the Bank must obtain prior approval from the FRB prior to declaring and paying dividends.	No dividend has been declared since the effectiveness of the Final Order and Written Agreement.

DFI	By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million, and maintain a ratio of tangible stockholders’ equity to total tangible assets of at least 9.0 percent.	On July 27, 2010, we completed a registered right and best efforts offering in which we raised $116.8 million in net proceeds. As a result, we satisfied the $100 million capital contribution requirement set forth in the Final Order.

DFI	By December 31, 2010, and thereafter during the life of the Final Order, the Bank will be required to maintain a ratio of tangible stockholders’ equity to total tangible assets of not less than 9.5 percent.	As of June 30, 2011, the Bank had a ratio of tangible stockholders’ equity to total tangible assets of 10.33 percent. We believe that we are substantially in compliance with the provision.